SCHEDULE 13G

Amendment No. 1
Syquest Technology Incorporated
common stock
Cusip # 871660106
Filing Fee: No


Cusip # 871660106
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   136,400
Item 6:   None
Item 7:   1,058,740
Item 8:   None
Item 9:   1,058,740
Item 11:  9.00%
Item 12:  HC




Cusip # 871660106
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:
###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   1,058,740
Item 8:   None
Item 9:   1,058,740
Item 11:  9.00%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).    Name of Issuer:

         Syquest Technology Incorporated

Item 1(b).    Name of Issuer's Principal Executive Offices:

         47071 Bayside Parkway
         Fremont, CA  94538

Item 2(a).    Name of Person Filing:

         FMR Corp.

Item 2(b).    Address or Principal Business Office or, if None,
Residence:

         82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).    Citizenship:

         Not applicable

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         871660106

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).  (Note:  See Item 7).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:    1,058,740

         (b)  Percent of Class:   9.00%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:
    136,400

              (ii)  shared power to vote or to direct the vote:
    None

              (iii) sole power to dispose or to direct the
disposition of:    1,058,740

              (iv)  shared power to dispose or to direct the
disposition of:    None




Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Syquest Technology Incorporated. The interest of one person, Fidelity Contrafund, an investment company registered under the Investment Company
Act of 1940, in the common stock of Syquest
Technology Incorporated, amounted to 610,800 shares or 5.19% of the total outstanding common stock at December 31, 1993.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

         See attached Exhibit(s) A, B, and C.

Item 8.  Identification and Classification of Members of the
Group.

         Not applicable, see attached Exhibit A.

Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 11, 1994
Date



    /S/Arthur S. Loring
Signature



    Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

    Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 947,840 shares or 8.06% of the common stock outstanding of Syquest Technology Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940, and as a result of acting as sub-advisor to Fidelity American Special Situations Trust ("FASST").

    FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England.
The investment advisor of FASST is Fidelity Investment Services
Limited, an English company and a subsidiary of Fidelity
International Limited ("FIL").

    The ownership of one investment company, Fidelity
Contrafund, amounted to 610,800 shares or 5.19% of the common stock outstanding. Fidelity Contrafund has its principal business office at 82 Devonshire Street, Boston, Massachusetts
02109.

    Edward C. Johnson 3d, FMR Corp., through its control of
Fidelity, and the Funds each has sole power to dispose of the 922,340 shares owned by the Funds.

    Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR
Corp., has the sole power to vote or direct the voting of the Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Boards of Trustees.

    FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 25,500 shares held by FASST.

    Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 110,900 shares or 0.94% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s).

    FMR Corp., through its control of Fidelity Management Trust
Company, has sole voting and dispositive power over 110,900
Shares of common stock owned by the institutional account(s) as reported above.

    Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.

    Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is also the beneficial owner of 25,500 shares or 0.22% of the common stock outstanding of the company owned by FASST. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B, page 9.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


    Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudian joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as the beneficial owner of 25,500 shares or 0.22% of the common stock outstanding of Syquest Technology Incorporated owned by FASST.

    Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

    A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 48.879% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their Boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and their clients are different organizations.

    FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

    FIL may continue to have the International Funds or other accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL considers to be reasonable prices and other investment opportunities that may be available to the International Funds.

    FIL intends to review continuously the equity position of the International Funds and other accounts in the Company. Depending upon its future evaluations of the business and prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL may determine to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.

    FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

    FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 25,500 shares held by FASST.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

    The undersigned persons, on February 11, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Syquest Technology Incorporated at December 31, 1993.

    FMR Corp.
    By   /S/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
         Edward C. Johnson 3d
    By   /S/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule
13G for
Airborne Freight Corp.
9/10/91
    Fidelity Management & Research
Company
    By   /S/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel
    Fidelity Contrafund
    By   /S/Arthur S. Loring
Arthur S. Loring
Secretary